January 26, 2000

Vulcan Microsystems, Inc.
1785 N.W. 79th Avenue
Miami, Florida 33126

Gentlemen:

         This letter agreement contains various terms that are part of our formation of a limited liability company ("JV Co"), whose members will be American Access Technologies, Inc. ("AmAcc"), Vulcan Microsystems, Inc. ("Vulcan"), and Grovegate Capital Partners, LLC ("Grovegate"). Additionally, this letter agreement engages Erik Gray ("Gray") and Bill Wetmore ("Wetmore") as engineering consultants to AmAcc. This letter agreement constitutes a legally binding agreement of the parties, despite the parties' intent to enter into a more definitive agreement regarding JV Co and the relationship between AmAc, Vulcan and Grovegate.

General: JV Co will be a separate, newly formed limited liability corporation organized under the laws of the State of Florida.

Purposes:                  JV Co will be organized for the purpose of developing
                           and marketing an e-based value added distributor of communications equipment comprised of structured cabling and the switching hardware connected to it, and providing structured cabling solutions.

Location of
Principal Office:          JV Co will initially be located in Miami-Dade County,
                           Florida in space provided at cost by Vulcan.

Management:                As many as 10 Managers of the JV Co may be named,
                           consisting of 80 percent to be named by AmAcc and 20 percent to be named by Vulcan. Initially, an abbreviated board will be named (John Presley, Bobby
                           Story and Oscar de la Guardia from AmAcc; and William
                           Wetmore and Erik Gray from Vulcan.)
Matters Requiring
Consent:                   The charter documents of the JV Co shall provide that
                           action on the following matters shall only be taken pursuant to resolutions duly adopted by a vote or consent of all of the Managers of JV Co.

                           o Affiliated party agreements, documents or other arrangements, as well as any amendment, consent or waiver with respect to such arrangements;

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                           o        Removal of Managers; each party can
                                    designate and remove its own managers;

                           o Material employment agreements or the termination of any executive officer;

                           o Quarterly budgets for the first year, and annual budgets thereafter;

                           o        Operating location(s) for JV Co;

                           o Capital commitments or expenditures in any calendar quarter that individually or in the aggregate exceed $250,000;

                           o Loans, guarantees, or extensions of credit other than in the ordinary course of business;

                           o        Amendment of the governing documents of JV
                                    Co;

                           o Merger into or with or acquisition of all or part of any business;

                           o Sale, lease, transfer, or other disposition of the assets of JV Co having a fair market value, sale price, or book value at time of disposition grater than $250,000;

                           o Liquidation, dissolution, winding up or voluntary bankruptcy of JV Co;

                           o        Declaration of dividends or distributions;

                           o        Material change in the business of JV Co;

                           o Issuance, purchase or redemption by JV Co of any debt, equity, hybrid or other securities of JV Co, and any change in the capitalization of JV Co;

                           o        Overriding technology decisions made by
                                    Vulcan;

Deadlock Events:           In the event that a matter requires the
                           consent of all of the Managers of JV Co, but after such consent is sought it is not received, a Deadlock will be deemed to exist. Upon the occurrence of a Deadlock, either party may:

                          (a) Submit the matter to arbitration; or

                          (b) Exercise the Buy-Sell Option set forth below; or

                          (c) Require that the Chief Executive Officer of each
                              party meet to attempt to resolve the Deadlock.

Buy-Sell Option:          In case of Deadlock, a party shall have the right to
                          exercise a buy-sell option (the "Buy-Sell Option"), whereby the electing party would be required to designate a price at which it would be willing to sell its interest or to purchase the other party's interest in JV Co, and the non-electing party would have 60 days to respond for the option to buy or sell such interest at that price. The electing party would then have 60 days to sell its interest or purchase the other party's interest.

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Dividends:                Free cash (after reserves and not otherwise committed
                          in the budget) will be distributed to the Members pro rata based on distribution of interests.

Business Plan:            The parties will have a written business plan
                          prepared for the formation and initial operations of the venture, which is subject to approval of each of AmAcc and Vulcan, and which will contain a technical specification.

Officers:                 A Managing Director, Chief Technical Officers as
                          needed and a Chief Financial Officer shall be named.

Capital Contributions
         And Ownership:   (A)       (i) Within 1 day following the signing of
                                    this letter agreement, AmAcc shall pay
                                    Adorno & Zeder, P.A. $30,000 to prepare a formal business plan for the venture, and $36,500 to Vulcan for initial services associated with JV Co's formation.

                                    (ii) In addition, (i) during the first 60 days following signing of this letter agreement, AmAcc shall make an additional capital contribution of $328,500 to JV Co (as requested to JV Co by Vulcan) for costs incurred or to be incurred by or for JV Co, and such funds shall be paid to or as directed by Vulcan, and (ii) from and after the 61st day following the signing of this letter agreement, operational expenses may be derived as a budgeted item from JV Co or as a loan by both AmAcc and Vulcan to JV Co, contributions consistent with ownership: 80 percent AmAcc, 20 percent Vulcan, to include interest per annum of 1% (one percent) above prime as determined by the Wall Street Journal. This additional capital contribution of operational expenses to JV Co (as requested by Vulcan), may be incurred by or for the JV Co, and such funds shall be paid to or as directed by Vulcan.

                                    (iii) AmAcc shall issue 135,000 shares of its common stock to Vulcan or its designees upon successful Alpha testing related to this venture.

                                    (iv) AmAcc shall guarantee any contracts or other obligations for ongoing commitments made by JV Co or Vulcan as agent for JV Co, for which Vulcan might have any obligations or liabilities in connection with technology for, or the management of, the system being developed for JV Co. No obligations shall exceed $25,000 per month nor

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                                    extend beyond three years without unanimous
                                    consent of the Managers.

                                    (v) AmAcc shall issue to Vulcan or its
                                    designees, upon acceptance of the alpha site related to this venture, warrants for one million shares of AmAcc common stock exercisable at $25 per share at any time and from time to time for three years from that date that the warrants are granted.

                                    For its capital contribution, AmAcc shall receive 76% of the allocations and distributions of JV Co.

                          (B) Vulcan shall design and develop the e-site for the
                              value added distributor for which JV Co is being formed. Vulcan estimates that it will take 3 to 4 months for the site's initial launch, and 8 to 10 months for the completed site as envisioned by the parties.

                              For its capital contribution, Vulcan shall receive 19% of the allocations and distributions of JV Co.

                          (C) Grovegate Capital Partners, LLC, investment
                              banking firm that brought the parties together for the JV Co, and which shall continue to provide those services affiliated with corporate finance and investment banking, shall receive 5% of the allocations and distributions of JV Co.


Registration
Rights: AmAcc shall file a registration statement within one year from the date of this agreement in which Vulcan or its designees may register its AmAcc common stock, and Vulcan or its designees have piggy-back registration rights for its AmAcc common stock with any SEC Registration that AmAcc may file for five years following the date of this letter agreement.

Conversion:       (i) Vulcan will have the right to convert its interest in JV
                  Co into shares of AmAcc common stock at any time and from time to time for five years following the date of this letter agreement at the conversion formula to be finalized in the master agreement. If agreement on conversion price formula is not completed within 30 days, the parties agree to abide by the decision of a mutually acceptable New York Stock Exchange
                  Member firm.

                  (ii) For five years following the date of this letter agreement, AmAcc will have the right at any time to require the conversion of all (but not less than all) of Vulcan's interest in JV Co into shares of AmAcc common stock, if so required by the investment banker managing an offering of AmAcc

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                  common stock in which at least $50 million in gross proceeds is to be raised.

                  (iii) The minority interest will be converted into stock. The conversion formula used for Vulcan to convert its minority interest in JV Co into shares of AmAcc common stock shall be as agreed to in the master agreement. If agreement on conversion price formula is not completed within 30 days, the parties agree to abide by the decision of a mutually acceptable New York Stock Exchange Member firm.


Consulting:       Immediately after entry into this agreement, Erik Gray and
                  William Wetmore shall enter into a technology consulting agreement with AmAcc. For such services, Messrs. Gray and Wetmore will receive warrants for 200,000 shares of AmAcc common stock, exercisable for cash only; up to and including
                  180 days from date of issuance at $10, and thereafter at $15 per share until expiration at one year from date of issuance.
                  AmAcc shall immediately begin and thereafter file a Form S-8 registration statement to register the 200,000 shares underlying the warrants.

OEM's: Each of the parties and JV Co shall cooperate with each other in approaching, negotiating with and entering into agreement with original equipment manufacturers whose products JV Co seeks to distribute.

Restrictions on
Competition:      Each of AmAcc and Vulcan and their affiliates will be
                  prohibited from directly competing with JV Co; provided, however, each may conduct and pursue its business as currently conducted (e.g., AmAcc may continue to sell its products through other channels of distribution, and Vulcan can develop e-sites, systems and solutions and provide related products for other businesses, but neither may have any interest in any other distributor of structured cabling and the switching hardware connected to it).

Confidentiality:
                  All relevant employees of JV Co will execute confidentiality and invention assignment agreements, which, in part, recognize intellectual property ownership as specified below. Each party shall, at all times during the term of the Joint Venture and thereafter, use its reasonable efforts to safeguard the secrecy of any of JV Co's confidential information, including technical information, marketing plans, customer information, specialized information, or financial information.

Intellectual
Property:         All trademarks, trade names, and similar intellectual property developed by JV Co shall be the property of JV Co. All of the patents and proprietary technology utilized as part of JV Co's e-site shall be the property of Vulcan.

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Representations and
Warranties:       The parties will make customary representations and warranties to each other. The parties will agree to indemnify and hold harmless JV Co and each other for any losses or liabilities arising from any breach of a representation or warranty.

Vulcan Service
Agreement:        Vulcan shall enter into a Systems Administration and
                  Continuous Development Agreement with JV Co on terms to JV Co at least as favorable as is customary in the industry.

Definitive
Agreements:       The terms of the Joint Venture and the various transactions related thereto shall be set forth in the following definitive agreements:

          o Master Agreement (setting forth the overall venture formation agreement among the parties, with accompanying exhibits).

          o Articles of Organization of JV Co (setting forth the Articles to be filed with the Secretary of State).

          o LLC Operating Agreement of JV Co (setting forth the agreement of the parties with respect to the management and operations of JV Co).

          o Organizational Resolutions of the Members of JV Co (setting forth the organizational resolutions).

          o Business Plan (setting forth the Business Plan for JV Co).

          o System Development Agreement (setting forth the system to be developed by Vulcan for JV Co).

          o Technology License Agreement (setting forth the terms of technology licensing from Vulcan to JV Co, which shall not require any additional cash or other expense or capital payments by JV Co for the lease).

          o Confidentiality and Invention Assignment Agreement (setting forth confidentiality and invention assignment obligations, to be signed by all employees of JV Co).

          o System Administration and Continuous Development Agreement (setting forth the terms of Vulcan's ongoing vendor services in administering the system and in additional development of the system.

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If the foregoing is acceptable to you, please sign and return to us one original copy of this letter agreement.


         Very truly yours,


         AMERICAN ACCESS TECHNOLOGIES, INC.


         By: S/John E. Presley
         Print Name: John E. Presley
         Print Title: President
         Date: 1/25/2000


         Accepted and agreed to:


         VULCAN MICROSYSTEMS, INC.


         By: S/William W. Wetmore
         Print Name: William W. Wetmore
         Print Title:  Secretary of the Corporation, Vulcan Microsystems, Inc.
         Date: 1/26/2000

         By: S/Erik Gray
         ERIK GRAY
         Date: 1/26/2000

         By: S/William W. Wetmore
         BILL WETMORE
         Date: 1/26/2000

 GROVEGATE CAPITAL PARTNERS, LLC

         By: S/Anthony Leavitt
         Print Name: Anthony Leavitt
         Print Title:  Manager
         Date: 1/26/2000

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